Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

MAK CAPITAL FUND LP

Sale of Common Stock	(72,496)	2.6203	09/24/2026
Sale of Common Stock	(67,699)	2.5567	09/25/2026
Sale of Common Stock	(266)	2.5600	09/28/2026
Sale of Common Stock	(113,859)	2.3354	09/29/2026
Sale of Common Stock	(107,247)	2.3471	09/30/2026
Sale of Common Stock	(45,522)	2.2990	10/01/2026
Sale of Common Stock	(18,263)	2.2966	10/02/2026
Sale of Common Stock	(5,885)	2.2934	10/06/2026
Sale of Common Stock	(88,373)	2.1820	10/07/2026
Sale of Common Stock	(92,268)	2.1806	10/08/2026
Sale of Common Stock	(33,943)	2.1893	10/09/2026
Sale of Common Stock	(28,780)	2.1352	10/12/2026
Sale of Common Stock	(61,923)	2.0977	10/13/2026
Sale of Common Stock	(120,017)	1.9815	10/14/2026
Sale of Common Stock	(250,000)	1.7983	10/15/2026